December 5, 2019

Sachin Shah
Chief Executive Officer
Brookfield Renewable Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1023

       Re: Brookfield Renewable Corporation
           Brookfield Renewable Partners L.P.
           Registration Statement on Form F-1
           Filed November 8, 2019
           File No. 333-234614

Dear Mr. Shah:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed November 8, 2019

Cover Page

1. You disclose here and throughout your prospectus that each class A share will receive
       "identical" dividends to, or dividends in the "same amount" as, the distributions paid on each unit. From disclosure on page 4 it appears that the aggregate distribution received by a holder on its units and class A shares will be the same as if the special distribution had not been made, with distributions on the units representing four-fifths (4/5ths) of such aggregate amount, and by extension, distributions on the class A shares representing one-
       fifth (1/5th) of such aggregate amount. If correct, please revise to clarify throughout your prospectus that such distributions will only be identical or the same for a holder of the securities in the aggregate. Please also clarify at the appropriate place the level of the
 Sachin Shah
FirstName LastNameSachin Shah
Brookfield Renewable Corporation
Comapany5, 2019
December NameBrookfield Renewable Corporation
December 5, 2019 Page 2
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FirstName LastName
         group's aggregate distribution a unitholder would receive if such holder exchanged all class A shares for units. For example, clarify if a unitholder in that instance would thereafter only receive 4/5ths of the group's aggregate distribution.
2. Please disclose on your prospectus cover page your capital stock structure and the number of votes per share to which each class of shares is entitled. In this regard, disclose that holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the class A shares. Questions and Answers Regarding the Special Distribution
How will owning a class A share be different from owning a unit?, page 7

3. You disclose throughout the prospectus that each class A share will be structured with the intention of providing an economic return equivalent to one unit, "subject to adjustment to reflect certain capital events." We further note the disclosures on page 144. Please revise to describe these capital events which may impact the exchange ratio.
4. Please revise to clarify here that you and the partnership currently intend to satisfy any exchange requests on the class A shares through the delivery of units rather than cash.
Our Business, page 11

5. You disclose here and in your business section that your current operations consist of approximately 3,468 MW of installed hydroelectric capacity. However, you disclose having 3,768 MW of capacity at June 30, 2019 according to the tabular disclosure on page
         60. Please reconcile the conflicting disclosures.
Current Operations
Columbia, page 12

6. We note your disclosure here and on page 62 and F-24 that your "consortium's" current ownership in Isagen is 99.63%, of which your share is approximately 24.17%. Please explain the nature of your investment in Isagen and clarify if your 24.17% interest refers to your economic interest in Isagen.
Summary
Management Fee and Incentive Distributions, page 18

7. Please revise to clarify how you will calculate the proportionate share of the base management fee that you will be responsible for reimbursing Brookfield Renewable. For example, we note that your carve-out financial statements disclose "management service costs" of $26 million in 2018, from a total base management fee disclosed on page 109 of
         $80 million in 2018.
 Sachin Shah
FirstName LastNameSachin Shah
Brookfield Renewable Corporation
Comapany5, 2019
December NameBrookfield Renewable Corporation
December 5, 2019 Page 3
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FirstName LastName
Risk Factors
Risks Related to the Class A Shares
Our company may redeem the class A shares at any time without the consent of the holders, page
25

8. We note disclosure here that your board may elect to redeem all of the then outstanding class A shares "at any time upon sixty (60) days' prior written notice" for certain events, including the enumerated redemption events on page 25. Please revise to clarify if the board could decide to redeem all of the then outstanding class A shares only upon the listed redemption events or for any particular reason.
Management's Discussion and Analysis of Financial Condition and Results of Operations
("MD&A"), page 67

9. Please revise here or in your business section to disclose the amount invested in capital expenditures and divestures for the financial periods presented. Your presentation should also include the information concerning the principal capital expenditures currently in progress and the method of financing. See Item 4.A.5 and 6 of Form 20-F. In this regard, we note that under Note 22 on page F-45 you disclose certain capital expenditure commitments at December 31, 2018.
Columbia, page 74

10. In the last paragraph on this page and in the penultimate paragraph on page 75 you reference that funds from operations in various financial periods materially changed in part due to changes or a lack thereof in "same-store" generation. Please revise to disclose how you determine same-store generation.
Governance
The Board of Directors, page 94

11. Please disclose the principal business activities performed by your officers and directors to also include those performed outside from your company (including, in the case of directors, other principal directorships). For example, please disclose that Mr. Blidner is also a director of Brookfield Infrastructure Partners LP and a proposed director of
         Brookfield Infrastructure Corp. See Item 6.A.2 of Form 20-F.

Material United States Federal Income Tax Considerations, page 178

12. We note your disclosure on page 179 that the following discussion, to the extent it express conclusions as to the application of U.S. federal income tax law, represents the opinion of
         Torys LLP. However, you state on page 180 that "[b]ased on the foregoing, the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes." Please revise to include the
 Sachin Shah
Brookfield Renewable Corporation
December 5, 2019
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      opinion of tax counsel here. You also disclose that Torys LLP has rendered no opinion as to a list of tax matters that appear to be legal conclusions that determine whether a partner's receipt of a distribution of property is generally not taxable and thereafter whether an exchange of class A shares for units will qualify as tax-free. We further note your disclosure throughout that you believe this transaction should not be taxable and that dividends are expected to be qualified for U.S. investors. Please revise to have counsel clearly identify and articulate each material tax consequence being opined upon. If there is significant doubt about the tax consequences of the transaction, counsel may issue a
      "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. Please have counsel revise the tax opinion accordingly. Refer to
      Section III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202)
551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameSachin Shah
                                                           Division of
Corporation Finance
Comapany NameBrookfield Renewable Corporation
                                                           Office of Energy &
Transportation
December 5, 2019 Page 4
cc:       Mile T. Kurta
FirstName LastName